The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale of the notes is not permitted.

Subject to Completion, dated June 9, 2016 Preliminary Pricing Supplement No. 62 (To Prospectus Supplement dated June 2, 2016 and Prospectus dated June 2, 2016)	Filed Pursuant to Rule 424(b)(2) Registration Nos. 333-211791 and 333-211791-01 June , 2016

Lloyds Bank plc

fully and unconditionally guaranteed (the “Guarantee”) by Lloyds Banking Group plc

$            Fixed Rate Callable Senior Notes due June 30, 2028,

Medium-Term Notes, Series A (the “Notes”)

Aggregate Principal Amount:	US$	Issuer:	Lloyds Bank plc (“Lloyds Bank”)
Issue Price:	100%	Guarantor:	Lloyds Banking Group plc (“LBG”)
Trade Date:	June 9, 2016	Interest Payment Dates:	Semi-annual, on the 30th of each June and December, beginning on December 30th, 2016
Issue Date:	June 30, 2016	Denominations:	Minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.
Maturity Date:	June 30, 2028	Business Days:	New York, London
Interest Rate:	% per annum	Business Day Convention:	Following, unadjusted
CUSIP:	5394E8CT4	Day Count Basis:	30 / 360
ISIN:	US5394E8CT48	Selling Agent:	Barclays Capital Inc.

(Terms continued on following page)

U.K. Bail-in Power Acknowledgment: By purchasing or acquiring Notes, each holder of the Notes (including each beneficial owner) acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, such Notes into shares or other securities or other obligations of Issuer, the Guarantor or another person; and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest due on the Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period. Furthermore, each holder of the Notes (including each beneficial owner) acknowledges, accepts and agrees to be bound by similar exercises of bail-in power by the relevant resolution authority with respect to the Guarantee. For more information, please see “Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the value of the Notes” below and “Agreement with Respect to the Exercise of the U.K. Bail-In Power” beginning on page S-28 of the accompanying prospectus supplement.

The Issuer and the Guarantor have filed a registration statement with the SEC for the offering to which this preliminary pricing supplement relates. Before you invest, you should read this preliminary pricing supplement together with the prospectus dated June 2, 2016 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated June 2, 2016 (the “prospectus supplement”), that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor, and this offering. You may access these documents on the SEC website at.www.sec.gov. The Guarantor’s Central Index Key, or CIK, on the SEC website is 1160106 and the Issuer’s CIK on the SEC website is 1167831. The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing the Issuer’s and Guarantor’s filings for the relevant date on the SEC website):

•	prospectus dated June 2, 2016

http://www.sec.gov/Archives/edgar/data/1160106/000095010316013906/crt_dp65916-f3asr.pdf

•	prospectus supplement dated June 2, 2016

https://www.sec.gov/Archives/edgar/data/1160106/000095010316013912/crt_dp66245-424b2.pdf

Unless otherwise defined herein, terms used in this preliminary pricing supplement are defined in the accompanying prospectus supplement or prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Selling Agent’s Commission	Proceeds to Issuer
Per Note	US$200,000	US$1,000	US$199,000
Total	US$	US$	US$

(Terms continued from preceding page)

Redemption at the Option of the Issuer:	We may redeem the Notes in whole but not in part on any Redemption Date, upon at least 10 but not more than 60 Business Days’ prior written notice to each holder of Notes, at a redemption price equal to 100% of their principal amount together with any accrued but unpaid interest to (but excluding) the Redemption Date.
Redemption Date:	June 30, 2023 and annually thereafter on the 30th of every June until the Maturity Date
Tax Redemption:	Applicable upon the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the accompanying prospectus supplement and “Description of Debt Securities—Redemption of Senior Debt Securities—Tax Redemption of Senior Debt Securities” in the accompanying prospectus.
Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Trustee:	The Bank of New York Mellon, acting through its London Branch
Paying Agent:	The Bank of New York Mellon, acting through its New York Branch
Governing Law:	New York

Supplemental Plan of Distribution

The Selling Agent identified on the cover of this preliminary pricing supplement has agreed with us to act in such capacity in connection with the offer and sale of the Notes. The Selling Agent has agreed to purchase the Notes as principal from the Issuer, and we have agreed to sell, the entire principal amount of Notes. In addition, we have agreed to enter into a swap transaction with an affiliate of the Selling Agent — please see “Use of Proceeds and Hedging” below.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $20,000.

We expect to deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

Use of Proceeds and Hedging

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” on page 1 of the accompanying prospectus. We will enter into a swap transaction with Barclays Bank PLC to hedge our obligations under the Notes, and Barclays Bank PLC expects to realize a profit in connection with such swap transaction.

Tax Consequences

You should review carefully the section in the accompanying prospectus supplement entitled “U.S. Federal Income Tax Consequences.” The Notes will be treated as fixed rate debt instruments for U.S. federal income tax purposes, and we expect them to be treated as issued without original issue discount. You will be required to include stated interest in income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes, and any gain or loss realized upon the sale, exchange or redemption of the Notes generally will be capital gain or loss. Interest income earned with respect to the Notes will be foreign-source income.

For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation in the United Kingdom.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Recent regulatory developments in the EU and in the United Kingdom may affect your rights under the Notes and the Guarantee and the value of the Notes. The U.K. Financial Services (Banking Reform) Act 2013 became law in the United Kingdom on December 18, 2013, and granted the U.K. bail-in power as part of the powers of the U.K. resolution authority. The “U.K. bail-in power” is a power exercisable by the relevant U.K. resolution authority relating to the resolution of banks, banking group companies, credit institutions, and/or investment firms incorporated in the United Kingdom, and is applicable to the Issuer, Guarantor, and its affiliates. The U.K. bail-in power is designed for the relevant U.K. resolution authority to recapitalise a failing institution by allocating losses to its shareholders and unsecured creditors (potentially including holders of the Notes), and includes, among other things, the power to (i) reduce or cancel all or a portion of the principal amount of, or interest on, the Notes; (ii) convert all, or a portion of the principal amount of, or interest on, the Notes into another security, including ordinary shares of the surviving entity; and/or (iii) replace or substitute the Issuer as obligor of the Notes or modify the terms of the Notes (including altering the maturity and/or the amount of interest payable and/or imposing a temporary suspension on payments). Furthermore, the Guarantee to the Notes may also be subject to the exercise of similar bail-in powers by the relevant resolution authority. The U.K. bail-in power may be exercised when the relevant U.K. resolution authority determines that (i) the bank is failing or likely to fail, (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilization powers) action will be taken by or in respect of the bank to avoid the failure of the bank, (iii) it is necessary having regard to the public interest to exercise the U.K. bail-in power in the advancement of one of the statutory objectives of resolution, and (iv) one or more of those objectives would not be met to the same extent by the winding up of the bank.

PS-2

Any exercise, or threat of exercise, of the U.K. bail-in power would have a significant negative effect on the value of the Notes. In addition, you are likely to have limited rights or no rights to challenge any decision regarding the exercise of the U.K. bail-in power or to have any such decision reviewed by a judicial or administrative process or otherwise.

In addition, LBG’s obligations under the Guarantee to the Notes are expressed to be limited to those owed by us to the holders. As a consequence, the application of the U.K. bail-in power to the Notes could effectively limit LBG’s obligation under the Guarantee. While holders and beneficial owners of the Notes, as beneficiaries of the Guarantee, are our creditors, if our obligations under the Notes were subject to the U.K. bail-in power, there would be no remaining claim (or a reduced remaining claim) that would benefit from the Guarantee. As a result, the U.K. bail-in power, if applied to the Notes, would effectively limit the extent of a recovery under the Guarantee.

For additional information on the U.K. bail-in power, please see “Risk Factors—Holders of the notes and related guarantees may be required to absorb losses in the event we and/or LBG become subject to recovery and resolution action” and “—You will be required to agree to be bound by and consent to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority with respect to the notes and the exercise of any bail-in power by the relevant resolution authority with respect to the related guarantees” beginning on page S-2 of the accompanying prospectus supplement, “Agreement with Respect to the Exercise of the U.K. Bail-In Power” beginning on page S-28 of the accompanying prospectus supplement and “Recent Regulatory Developments in the EU and the U.K.” beginning on page S-30 of the accompanying prospectus supplement.

PS-3